SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

SEC Registration No. 333-43593

LITHIA MOTORS, INC. SALARY REDUCTION PROFIT SHARING PLAN

LITHIA MOTORS, INC.

150 N Bartlett

Medford, OR 97501

Report of Independent Registered Public

Accounting Firm

and Financial Statements with

Supplemental Schedule for

Lithia Motors, Inc. Salary

Reduction Profit Sharing Plan

December 31, 2015 and 2014

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-11

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2015
Schedule H, Line 4i – Schedule of Assets (held at end of year)	12

EXHIBIT INDEX
Consent of Independent Registered Public Accounting Firm	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee

Lithia Motors, Inc. Salary Reduction Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of the Lithia Motors, Inc. Salary Reduction Profit Sharing Plan (the “Plan”) as of December 31, 2015 and 2014 and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2015 and 2014 and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC

Cleveland, Ohio

June 22, 2016

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2015	2014

ASSETS
Participant directed investments, at fair value
Common collective trust funds	$43,096,724	$56,851,642
Interest-bearing cash	593,312	-
Registered investment companies	149,796,877	131,467,352
Lithia Motors, Inc. Class A Common Stock	30,186,147	26,255,282
	223,673,060	214,574,276

Receivables
Notes receivable from participants	9,828,626	9,372,882
Employer's contribution	5,150,450	3,144,554
	14,979,076	12,517,436
	238,652,136	227,091,712

LIABILITIES
Excess participant contributions payable	(62,526)	(61,149)

NET ASSETS AVAILABLE FOR BENEFITS	$238,589,610	$227,030,563

See Notes to Financial Statements

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2015
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Contributions:
Employer's	$5,150,450
Participants'	25,324,249
Rollovers	5,057,945

Total Contributions	35,532,644

Investment income:
Interest and dividends	6,165,900
Net depreciation in fair value of investments	(130,314)

Total Investment income	6,035,586

Interest income on notes receivable from participants	388,497

Total additions	41,956,727

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants	29,740,040
Administrative expenses	657,640

Total deductions	30,397,680

NET INCREASE IN NET ASSETS	11,559,047

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	227,030,563

End of year	$238,589,610

 See Notes to Financial Statements

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Lithia Motors, Inc. Salary Reduction Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan covering all eligible employees of Lithia Motors, Inc. and its subsidiaries (collectively, the Company or Lithia) as defined in the Plan documents. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Administration – The Company has appointed a 401(k) Plan Committee (the Committee) to manage the operation and administration of the Plan. The Company has contracted with Bank of America Merrill Lynch as the custodian and trustee and Merrill Lynch, Pierce, Fenner & Smith, Inc. Retirement Services, a third-party administrator, to process and maintain the records of participant data.

Contributions – Each year, the Company contributes to the Plan an amount determined annually by the Board of Directors. For employee contributions made in 2015, the Company contributed 47.25% on the first $2,500 of the employee contributions. The Participants must be employed on the last day of the Plan year to be eligible for this contribution. Participants may contribute, under a salary reduction agreement, the maximum allowed by the Internal Revenue Service under Code Section 402(g). Eligible employees are automatically enrolled in the Plan with a contribution of 3% of eligible compensation along with an automatic increase of 1% each year up to a maximum of 8%, unless the employee affirmatively elects otherwise. Participants may also make contributions to the Plan in the form of a rollover contribution from another qualified plan. Participants direct the investment of contributions into various investment options offered by the Plan.

Participant Accounts – Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and Plan earnings, and is charged with a per capita allocation (equal amount) of the Plan’s administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their account is based on years of continuous service. A participant is 100% vested after six years of credited service.

Notes Receivable from Participants – Participants may borrow from their fund accounts a minimum of $500 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range up to five years or up to thirty years for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at a rate of Prime + 1% at the time the loan is issued. Principal and interest are paid ratably through payroll deductions.

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF THE PLAN (continued)

Payment of Benefits – Upon termination, the participants or beneficiaries may elect to leave their account balance in the Plan, or receive their total benefits in a lump sum amount or annual, semiannual, quarterly or monthly installments over a period of years equal to the value of the participant’s vested interest in their account. The Plan requires the automatic distribution of participant vested account balances that do not exceed $5,000.

Forfeited Accounts – Forfeited non-vested accounts at December 31, 2015 and 2014 totaled $311,909 and $275,034, respectively, and are used to reduce future employer contributions.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting – The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP), using the accrual method of accounting.

Use of Estimates – The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recent Accounting Pronouncements – In July 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962) and Health and Welfare Benefit Plans (Topic 965): Part I - Fully Benefit-Responsive Investment Contracts, Part II - Plan Investment Disclosures and Part III - Measurement Date Practical Expedient (“ASU 2015-12”). ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Upon adoption of ASU 2015-12, plans are no longer required to:

●	Measure fully benefit-responsive investment contracts at fair value;
●	Disaggregate investments by nature, risks and characteristics;
●	Disclose individual investments that represent five percent or more of net assets available for benefits; or
●	Disclose net appreciate or depreciation for investments by general type.

The Plan elected to early adopt ASU 2015-12 effective December 31, 2015. As a result of adoption of ASU 2015-12, the Plan retrospectively modified its investment disclosures as described above. In May 2015, the FASB issued Accounting Standard Update 2015-07, Fair Value Measurement (Topic 820), Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent) ("ASU 2015-07"). ASU 2015-07 eliminates the requirement to categorize investments in the fair value hierarchy if their fair value is measured at net asset value per share (or its equivalent) using the practical expedient in FASB’s fair value measurement guidance. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The Plan elected to early adopt ASU 2015-07 effective December 31, 2015. As a result of adoption of ASU 2015-07, the Plan retrospectively modified its fair value disclosures.

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES (continued)

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net depreciation/appreciation in fair value of investments consists of both the realized gains or losses and unrealized appreciation and depreciation of those investments.

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. It is reasonably possible, given the level of risk associated with investment securities, that changes in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

Notes Receivable from Participants – Notes receivable from participants are measured at amortized cost, which represents unpaid principal balance plus accrued but unpaid interest, and are classified as notes receivable.

Excess Participant Contributions Payable – Excess contributions payable represent amounts refunded to participants after year end to comply with regulatory contribution limitations.

Payment of Benefits – Benefits are recorded when paid.

Change in Presentation – The presentation of the stable value common collective trust for 2014 has been changed to be consistent with the 2015 presentation. The fund is presented using Net Asset Value (NAV) per unit as a practical expedient for the fair value of the investment without presentation of contract value or the difference between fair value and contract value. This change in presentation resulted from a recent clarification from the Financial Accounting Standards Board, and had no effect on the total net assets available for benefits or the change in the net assets available for benefits.

NOTE 3 – FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Level 1:

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3 – FAIR VALUE MEASUREMENTS (continued)

Level 2:

Inputs to the valuation methodology include:

●	Quoted prices for similar assets or liabilities in active markets;
●	Quoted prices for identical or similar assets or liabilities in inactive markets;
●	Inputs other than quoted prices that are observable for the asset or liability;
●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Common Collective Trust Funds: The common collective trust funds are valued at net asset value per share or its equivalent of the funds, which are based on the fair value of the funds' underlying assets. There are no redemption restrictions or unfunded commitments on these investments.

Interest-bearing cash: Valued at fair value based on outstanding balance.

Registered investment companies: Valued at quoted market prices which represent the net asset value (NAV) of shares held by the Plan at year end. It is not probable that the mutual funds would be sold at amounts that differ materially from the NAV of shares held.

Lithia Motors, Inc. Class A Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3 – FAIR VALUE MEASUREMENTS (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015 and 2014.

	Balance at December 31, 2015
	Investments	LEVEL 1	LEVEL 2	LEVEL 3
	(at Fair Value)
Interest-bearing cash	$593,312	$-	$593,312	$-
Registered investment companies	149,796,877	149,796,877	-	-
Lithia Motors, Inc. Class A Common Stock	30,186,147	30,186,147	-	-
		$179,983,024	$593,312	$-
Investments measured at NAV:
Common collective trust funds	43,096,724
Total investments at fair value	$223,673,060

	Balance at December 31, 2014
	Investments	LEVEL 1	LEVEL 2	LEVEL 3
	(at Fair Value)
Registered investment companies	$131,467,352	$131,467,352	$-	$-
Lithia Motors, Inc. Class A Common Stock	26,255,282	26,255,282	-	-
		$157,722,634	$-	$-
Investments measured at NAV:
Common collective trust funds	56,851,642
Total investments at fair value	$214,574,276

The Plan also holds other assets and liabilities not measured at fair value on a recurring basis, including employer’s contribution receivable and excess participant contributions payable. The fair value of these assets and liabilities is equal to the carrying amounts in the accompanying financial statements due to the short maturity of such instruments. Under the fair value hierarchy, these financial instruments are valued primarily using Level 3 inputs.

NOTE 4 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

NOTE 5 – INCOME TAX STATUS

The Plan has adopted a prototype plan that has received an opinion letter from the Internal Revenue Service dated March 31, 2014. The Plan has not individually sought its own determination letter. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the trust, which forms a part of the Plan, is exempt from federal taxes. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 6 – RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

	December 31,
	2015	2014

Net assets available for benefits per the financial statements	$238,589,610	$227,030,563

Employer’s contribution receivable not accrued on Schedule H of Form 5500	(5,150,450)	(3,144,554)

Benefits payable accrued on Schedule H of Form 5500 but not on financial statements	(300,812)	(22,376)

Excess participant contributions payable not accrued on Schedule H of Form 5500	62,526	61,149

Net assets available for benefits per Schedule H of Form 5500	$233,200,874	$223,924,782

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 6 – RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500 (continued)

The following are reconciliations of employer and participant contributions and distributions per the financial statements for the year ended December 31, 2015 to Schedule H of Form 5500:

Year ended December 31, 2015
Employer contributions per the financial statements	$5,150,450

Plus 2014 employer contributions received by the Plan in 2015 not accrued on Schedule H of Form 5500	3,144,554

Less 2015 employer contributions received by the Plan in 2016 and not accrued on Schedule H of Form 5500	(5,150,450)

Employer contributions per Schedule H of Form 5500	$3,144,554

Year ended December 31, 2015
Participant contributions per the financial statements	$25,324,249

Excess participant contributions for 2015	62,526

Participant contributions per Schedule H of Form 5500	$25,386,775

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 6 – RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500 (continued)

Year ended December 31, 2015
Benefits paid to participants per the financial statements	$29,740,040

Less benefits payable accrued for 2014	(22,376)

Benefits payable accrued for 2015 on Schedule H of Form 5500 but not on financial statements	300,812

Excess contributions during 2015 relating to 2014	61,149

Total benefits paid per Schedule H of Form 5500	$30,079,625

NOTE 7 – TRANSACTIONS WITH PARTIES-IN-INTEREST AND RELATED PARTIES

Transactions in shares of the Plan Sponsor’s Common Stock qualify as party-in-interest transactions under the provisions of ERISA. During 2015, the Plan purchased $3,621,811 and sold $5,112,216 of the Plan Sponsor’s Common Stock. Shares held of Company’s stock as of December 31, 2015 and 2014 totaled 282,877 and 302,792, respectively. The fair value of Common Stock as of December 31, 2015 and 2014 totaled $30,186,147 and $26,255,282, respectively.

Certain Plan investments were managed by Bank of America Merrill Lynch, the trustee of the plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

SCHEDULE H, LINE 4I-SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2015

EIN 93-0572810 PN 003

		SUPPLEMENTAL SCHEDULE
(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	SSGA Russell Small/Mid CL C	Common/Collective Trusts	N/A	$5,459,137
	SSGA Small Cap Class S	Common/Collective Trusts	N/A	$2,931,525
	SSGA S&P 500 Index Fund CL C	Common/Collective Trusts	N/A	$34,706,062
	American Century Inflation Adj	Registered Investment Company	N/A	$2,019,128
	American EuroPacific Growth	Registered Investment Company	N/A	$6,894,202
	American Smallcap World	Registered Investment Company	N/A	$7,340,636
	Columbia Small Cap Val FD CL Y	Registered Investment Company	N/A	$442,308
	Deutsche Alt Asset	Registered Investment Company	N/A	$324,286
	Goldman Sachs High Yield I	Registered Investment Company	N/A	$2,966,152
	Janus Flexible Bond FD CL I	Registered Investment Company	N/A	$1,448,512
	John Hancock Disciplined R6	Registered Investment Company	N/A	$7,699,516
	JPMorgan Smart Retirement 2015	Registered Investment Company	N/A	$7,271,218
	JPMorgan Smart Retirement 2020	Registered Investment Company	N/A	$9,812,115
	JPMorgan Smart Retirement 2025	Registered Investment Company	N/A	$7,605,844
	JPMorgan Smart Retirement 2030	Registered Investment Company	N/A	$10,409,060
	JPMorgan Smart Retirement 2035	Registered Investment Company	N/A	$7,491,297
	JPMorgan Smart Retirement 2040	Registered Investment Company	N/A	$10,139,010
	JPMorgan Smart Retirement 2045	Registered Investment Company	N/A	$4,723,593
	JPMorgan Smart Retirement 2050	Registered Investment Company	N/A	$4,729,325
	JPMorgan Smart Retirement 2055	Registered Investment Company	N/A	$1,816,894
	JPMorgan Smart Retirement Inc	Registered Investment Company	N/A	$3,136,169
	MFS Total Return FD R5	Registered Investment Company	N/A	$20,073,688
	Oppenheimer Developing Markets	Registered Investment Company	N/A	$3,610,742
	Pimco Low Duration Fd Inst CL	Registered Investment Company	N/A	$3,890,414
	T Rowe Price Blue Chip Growth	Registered Investment Company	N/A	$12,973,835
	Vanguard Mid Cap Growth Fund	Registered Investment Company	N/A	$9,189,201
	Vanguard Selected Value FD	Registered Investment Company	N/A	$3,527,478
*	BIF Money Fund	Registered Investment Company	N/A	$262,254
*	Retirement Bank Account	Interest-bearing Cash	N/A	$593,312
*	Lithia Motors, Inc. Common Stock	Common Stock	N/A	$30,186,147
*	Participants	Participant notes receivable (4.25% to 6.00%)	-	$9,828,626
				$233,501,686
	N/A - Cost is not applicable as these are participant directed investments.
	* - Party-in-interest to the Plan

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 22, 2016	LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN

By: /s/Carla Hegler
Carla Hegler

EXHIBIT INDEX

Exhibit	Description
23	Consent of Independent Registered Public Accounting Firm